Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

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The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	December 31,	June 30,
	2025	2026
Assets
CURRENT ASSETS:
Cash and cash equivalents	$11,033	$16,662
Marketable securities	12,966	31,267
Accounts receivables	1,968	713
Prepaid expenses and other current assets	1,004	2,439
TOTAL CURRENT ASSETS	26,971	51,081

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,324	1,339
Property and equipment, net	140	130
Operating lease right-of-use assets	1,027	785
Other long-term assets	62	-
Funds in respect of employee rights upon retirement	393	421
TOTAL NON-CURRENT ASSETS	2,946	2,675
TOTAL ASSETS	$29,917	$53,756
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$735	$906
Other accounts payable	4,941	3,502
Current maturities of operating leases	495	519
TOTAL CURRENT LIABILITIES	6,171	4,927

LONG-TERM LIABILITIES:
Operating leases liabilities	496	251
Liability for employee rights upon retirement	439	482
TOTAL LONG-TERM LIABILITIES	935	733
TOTAL LIABILITIES	$7,106	$5,660

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1 par value – authorized: 5,000,000 as of December 31, 2025 and June 30, 2026, respectively; issued and outstanding: 2,786,158 and 3,273,999 as of December 31, 2025 and June 30, 2026, respectively	774	1,393
Additional paid-in capital	259,047	291,121
Accumulated deficit	(237,010)	(244,418)
TOTAL SHAREHOLDERS' EQUITY	22,811	48,096
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,917	$53,756

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2025	2026	2025	2026
REVENUE	$18,292	$699	$17,261	$591
RESEARCH AND DEVELOPMENT EXPENSES	13,489	6,505	4,646	3,719
GENERAL AND ADMINISTRATIVE EXPENSES	2,642	2,211	1,385	1,034
OPERATING INCOME (LOSS)	$2,161	$(8,017)	$11,230	$(4,162)
FINANCIAL INCOME, net	641	609	380	481
NET INCOME (LOSS) FOR THE PERIOD	$2,802	$(7,408)	$11,610	$(3,681)
BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	$1.01	$(2.42)	$4.17	$(1.13)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	2,785,787	3,056,125	2,785,787	3,270,543

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2025	2,785,787	774	258,959	(230,883)	28,850
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Income for the period	-	-	-	2,802	2,802
Share-based compensation	-	-	230	-	230
BALANCE AT JUNE 30, 2025	2,785,787	774	259,189	(228,081)	31,882

BALANCE AS OF JANUARY 1, 2026	2,786,158	774	259,047	(237,010)	22,811
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2026:
Loss for the period	-	-	-	(7,408)	(7,408)
Exercise of options	28,729	472	993	-	1,465
Issuance of shares through public offering, net of issuance costs	459,112	147	30,735	-	30,882
Share-based compensation		-	346	-	346
BALANCE AT JUNE 30, 2026	3,273,999	1,393	291,121	(244,418)	48,096

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2025	2,785,787	774	259,089	(239,691)	20,172
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2025:
Income for the period	-	-	-	11,610	11,610
Share-based compensation	-	-	100	-	100
BALANCE AT JUNE 30, 2025	2,785,787	774	259,189	(228,081)	31,882

BALANCE AS OF APRIL 1, 2026	3,268,991	1,321	290,822	(240,737)	51,406
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2026:
Loss for the period	-	-	-	(3,681)	(3,681)
Exercise of options	5,008	72	145	-	217
Share-based compensation	-	-	154	-	154
BALANCE AT JUNE 30, 2026	3,273,999	1,393	291,121	(244,418)	48,096

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	$2,802	$(7,408)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	68	39
Changes in accrued liability for employee rights upon retirement, net	(166)	15
Share-based compensation expenses	230	346
Financial expenses, net	48	35
Net changes in operating leases	71	22
Changes in fair value of marketable securities	140	75
Gain from sale of property and equipment	-	(3)
Changes in operating asset and liabilities:
Accounts receivables	(6,445)	1,255
Prepaid expenses and other current assets	2,878	(1,373)
Accounts payable and other accounts payable	973	(1,268)
Net cash provided by (used in) operating activities	599	(8,265)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(26)	(29)
Proceeds from sale of property and equipment	-	3
Investment in marketable securities	(14,078)	(31,252)
Proceeds from maturity of marketable securities	4,309	12,876
Long-term deposits	(17)	(15)
Net cash used in investing activities	(9,812)	(18,417)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares through public offering	-	33,055
Public offering costs	-	(2,173)
Proceeds from exercise of options	-	1,465
Net cash provided by financing activities	-	32,347
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(48)	(35)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS	(9,261)	5,630
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	20,665	12,225
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$11,404	$17,855
Cash and Cash equivalents	10,221	16,662
Restricted cash equivalents included in restricted long-term deposits and cash equivalents	1,183	1,193
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	11,404	17,855
SUPPLEMENTARY INFORMATION:
Interest received	$369	$289

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

a.	The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Drug Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022. In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. For further details regarding agreements in respect of Epsolay® and Twyneo®, see Note 9 to the annual financial statements.

b.	On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610) For further details, see Note 9 to the annual financial statements.

On May 15, 2024, the Company and Shenzhen Beimei Pharmaceutical Co. Ltd. ("Beimei"), entered into an asset purchase agreement. For further details, see Note 9 to the annual financial statements.

c.	During the first quarter of 2025, the Company committed to fund approximately $2.9 million (€2.7 million) for a hydrogenator at Ajinomoto Bio-Pharma Services ("Omnichem") to support the potential commercial manufacturing of Patidegib API.

The payment will be made in two installments:

a.	$1.4 million (€1.3 million) paid in March 2025.

b.	$1.5 million (€1.4 million) is due in December 2026, such payment is composed of deferred principal and accrued interest.

Accordingly, during 2025, the total amount of this payment is recorded under Other accounts payable in the balance sheet, amounting to $1.45 million.The Company recognized R&D expenses for a total amount of $2.6 million which is measured on a present value basis.

d.	On April 17, 2025, the Company entered into a product purchase agreement with a subsidiary of Mayne Pharma Group Limited (“Mayne Pharma”) for the sale and exclusive license of the U.S. rights to EPSOLAY and TWYNEO. Under the terms of the agreement, the Company is entitled to receive a total of $16 million in two installments: $10 million in the second quarter of 2025 and $6 million in the fourth quarter of 2025. This agreement was executed following the mutual termination by Sol-Gel and Galderma of the exclusive five-year license agreement in the U.S. for both products

e.	The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regard to marketing, regulatory affairs and business development relating to its products and technology in the U.S. The Subsidiary ceased to operate in 2024.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS (continued):

f.	In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. As of the date of these consolidated financial statements and, the ceasefire between Israel and Hamas formally remains in place, but the broader regional situation continues to be unstable and subject to sudden escalation, and the ultimate political and security outcomes of these arrangements remain uncertain. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf and Hezbollah joined Iran in launching ballistic missiles and drones against targets in Israel. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications of the conflict on the Company’s operational and financial performance.

As of the issuance date of this report, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

g.	Risk and Uncertainties

Since incorporation through June 30, 2026, the Company has an accumulated deficit of $244,418 and its activities have been funded mainly by its shareholders, public offerings, license agreements and sale of IP, see also Note 5 and Note 6a. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The interim financial statements have been prepared using the same accounting policies as those applied in the preparation of the Company's annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2026, the consolidated results of operations and the statements of changes in shareholders' equity for the six and three month periods ended June 30, 2026 and 2025 and the statements of cash flows for the six month periods ended June 30, 2026 and 2025.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The consolidated results for the six month period ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2025. The comparative balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.	Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

NOTE 3 – MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2025	2026
Level 2 securities:
U.S government and agency bonds	$5,280	$14,338
Corporate bonds*	7,686	11,755
Other Government bonds	-	5,174
Total	$12,966	$31,267

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The cost of marketable securities as of June 30, 2026 is $31,252.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 3 – MARKETABLE SECURITIES (continued):

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended December 31, 2025	For the Six Months ended June 30, 2026

Balance at beginning of the period	$4,425	$12,966
Additions	14,078	31,252
Sale or maturity	(5,511)	(12,876)
Changes in fair value during the period	(26)	(75)
Balance at end of the period	$12,966	$31,267

NOTE 4 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Revenue:

	Six months ended June 30		Three months ended June 30
	2025	2026	2025	2026
Royalties revenue	$683	$-	$530	$-
Sale of IP and license revenue	17,577	568	16,717	460
Support services	32	131	14	131
Total revenue	$18,292	$699	$17,261	$591

Research and development expenses:

	Six months ended June 30		Three months ended June 30
	2025	2026	2025	2026
Payroll and related expenses	$1,687	$2,083	$763	$1,026
Clinical and preclinical trials expenses	3,660	1,992	1,850	1,590
Professional consulting and subcontracted work	4,722	1,819	1,656	797
Supplier-led manufacturing development	2,749	-	-	-
Other	671	611	377	306
Total Research and development expenses	$13,489	$6,505	$4,646	$3,719

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

(Unaudited)

NOTE 5 – SHARE CAPITAL:

a.	Ordinary shares

On March 23, 2026, the Company issued and sold 459,112 ordinary shares, par value NIS 1.00 per share, at a public offering price of $72.00 per share. The offering was conducted pursuant to the Company’s effective shelf registration statement.

The gross proceeds from the offering amounted is approximately $33.1 million.

b.	Options grants

i.	In January 19, 2026, the Company granted a total of 23,050 options to employees and executive officers to purchase ordinary shares at an exercise price of $69.5 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following six years. The options expire on the tenth anniversary of their grant date.

The weighted average fair value of options granted in 2026 was $1,214. The underlying data used for computing the fair value of the options are as follows:

2026
Value of one ordinary share	$69.5
Dividend yield	0%
Expected volatility	87%
Risk-free interest rate	4.08%
Expected term	6.25 years

NOTE 6 – RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options granted to executive officers, see note 5.

c.	As of January 1, 2025, Mr. Mori Arkin, the Company’s Executive Chairman and controlling shareholder serves as the interim CEO of the Company. Mr. Arkin will not be entitled to any compensation for assuming this position.

NOTE 7 – SEGMENTS

Our chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance based on consolidated net income which is consistent with the basis the consolidated statements of operations are presented. In addition, the CODM examines research and development expenses separately in order to make operating decisions. For additional information regarding research and development expenses, see note 4.

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